Filed by Israel Technology Acquisition Corp. and
IXI Mobile, Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Israel Technology Acquisition Corp.
SEC File No. 000-51259

ISRAEL TECHNOLOGY ACQUISITION CORP. (“ITAC”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING ITAC SECURITIES, REGARDING ITS MERGER WITH IXI MOBILE, INC. (“IXI”), AS DESCRIBED IN ITAC’S CURRENT REPORT ON FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 2006. THE ATTACHED SLIDESHOW MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

EARLYBIRDCAPITAL, INC. (“EBC”), THE MANAGING UNDERWRITER OF ITAC’S INITIAL PUBLIC OFFERING (“IPO”) CONSUMMATED IN JULY 2005, AND MAXIM GROUP (“MAXIM”), A MEMBER OF THE UNDERWRITING SYNDICATE FOR THE IPO, ARE ASSISTING ITAC IN THESE EFFORTS WITHOUT CHARGE, OTHER THAN THE REIMBURSEMENT OF THEIR OUT-OF-POCKET EXPENSES. ITAC AND ITS DIRECTORS AND EXECUTIVE OFFICERS AND EBC AND MAXIM MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE SPECAL MEETING OF ITAC STOCKHOLDERS TO BE HELD TO APPROVE THE MERGER.

STOCKHOLDERS OF ITAC AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, ITAC’S PRELIMINARY PROXY STATEMENT/PROSPECTUS AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH ITAC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THESE PROXY STATEMENTS WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ ITAC’S FINAL PROSPECTUS, DATED JULY 12, 2005, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE ITAC OFFICERS AND DIRECTORS AND OF EBC AND MAXIM AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS COMBINATION. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE MERGER. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: ITAC ACQUISITION CORP., 7 GUSH ETZION, 3RD FLOOR, GIVAAT SHMUEL, ISRAEL 54030. THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, ONCE AVAILABLE, AND THE FINAL PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

IXI Mobile / ITAC Merger
Investor Presentation – June 2006

IXI Overview
Founded in 2000
Headquartered in Redwood City, California, with R&D facilities in Israel and Romania
Develops the Ogo family of devices and end-to-end solutions
that deliver popular mobile applications such as:
Email
Instant Messaging (IM) (e.g. AOL, Yahoo!, MSN)
Text Messages (SMS)
Voice, Games, Browser, and more
Blue chip clients now launching Ogo products
Executive team has extensive experience with mobile
technology and growing multinational companies

Israel Technology Acquisition Corp.
(ITAC)
A Specified Purpose Acquisition Corporation ( “SPAC”) designed to provide access to a quality, private technology company that has manufacturing operations or R&D facilities in Israel
Each ITAC Unit, issued at $6.00, consists of 1 Share of Common Stock and 2
Redeemable Common Stock Purchase Warrants
Common Stock
Voting, Conversion, and Liquidation Rights
Minimum cash per share currently in Trust of approximately $5.30
Cash in Trust invested in U.S. government securities – Treasury bills (~$33.5M)
Warrants
Exercisable at $5.00 until July 11, 2009, callable when Common Stock equals or exceeds $8.50 per share (for 20 trading days within a 30-day period)
Provides potential access to up to $63M of growth capital
Lockup of insider shares until July 12, 2008
Liquidation of ITAC’s trust account if no combination is effected by January 19,
2007 (or July 19, 2007 under certain circumstances)

Combined IXI Leadership
Gideon Barak, Chairman (IXI)
Over 25 years experience in the communications industry
Chairman of IXI Mobile since 2000
Founder and CEO of DSP Communications (DSPC) - sold to Intel Corporation
CFO of DSP Group, Inc. (NASDAQ: DSPG)
Founder and Chairman of Envara, Inc. and Butterfly VLSI, Ltd. - sold to Intel Corporation and Texas
Instruments, respectively
Director of Modem-Art Ltd. and Widcomm, Inc. when they were acquired by Agere Systems and Broadcom
Corporation, respectively
Director of semiconductor and communications companies, including Metalink Ltd. (NASDAQ: MTLK) and
Advasense
Venture partner with Benchmark Capital
Amit Haller, President and CEO (IXI)
17 years of experience in wireless communications and business development
President and CEO of IXI Mobile since 2000
Founder and CEO of Butterfly, sold to Texas Instruments in 1999
Managed the group in charge of Bluetooth technology at Texas Instruments
Israel Frieder, Chairman and CEO (ITAC) - will join IXI as Co-Chairman
Over 30 years of experience in the telecommunications and IT sectors
President & CEO of Kardan Communications, a private investment company
Corporate VP of business development and strategic planning at ECI Telecom (NASDAQ: ECIL)
President of ECI Telecom/DNI-USA
President of Tadiran Telecom, Network Systems
Management consultant to Teledata Networks NV
Member of the Board of Directors at several public and private companies
Recipient of Israel Defense Prize in 1979 and Israel Kaplan Prize in 1986

Major IXI Investors
Gemini Israel Funds (~35%)*
One of Israel’s leading Venture Capital funds. Established in 1993. Manages $550 million across several funds
Invested in some 75 high-tech companies – largely seed investments in companies with
Israeli technology
Yossi Sela, Managing Partner, Gemini, and Director of IXI Mobile. Mr. Sela will become a director of the combined company.
Mr. Sela was a founding partner of Gemini and was named Managing Partner in 1999;
involved in deal execution and post-deal support
In 1995 was named interim CEO of Ornet Data Communication Technologies Ltd., one
of Gemini’s portfolio companies - acquired by Siemens AG
Vice President, Marketing at DSP Group (NASDAQ: DSPG)
Held engineering positions at Daisy Systems, Inc.
Director of Saifun Semiconductors (NASDAQ: SFUN)
Landa Ventures (~21%)*
Venture capital fund owned and managed by Benzion Landa
Mr. Landa is an active entrepreneur in Israel and worldwide. Invested, founded and managed numerous companies including Indigo N.V. – acquired by Hewlett-Packard
Among others positions, Mr. Landa serves as Strategic Advisor to the CEO of Hewlett-
Packard
* On a fully diluted basis, pre merger

Terms of IXI-ITAC Merger
Up to 7.8M ITAC shares
~6.4M shares issued to IXI stockholders; ~1.4M shares issuable to IXI senior management and employees under IXI Mobile’s ESOP
In addition, an incentive plan of up to 10M ITAC shares to IXI’s shareholders, based on meeting the following thresholds:
1M shares – if 2006 revenues exceed $45M
1M shares – if 2007 net profit of $15M to > $25M (linear)
2M shares – if 2008 net profit of $20M to > $45M (linear)
2M shares – after common stock trades >$8.50*
2M shares – after common stock trades >$9.50*
2M shares – after common stock trades >$12.00*
Certain IXI senior management members will be granted options to purchase up to 1.5M additional shares (at $5.00 per share) becoming exercisable upon attaining the same net profit and share price milestones detailed above
*  for 20 trading days within a 30 days trading period

Recent Activity
$20M bridge loan from Southpoint Capital to support sales growth
$1M  used to refinance debt
The majority used to support working capital needs
Loan can be repaid or converted (in part or in whole) into ITAC shares at $6.50 per share within 60 business days of the closing
If merger closes lender and existing investors* issued 840K ITAC shares
If merger closes and >50% of the loan* converts, warrants with an exercise price of $5.00 will be issued at 0.0357 for every $1 converted (1M warrants if loan is fully converted)
IXI Backlog
As of Dec 31, 2005: ~$1M
As of Mar 31, 2006: ~$8M
As of May 31, 2006: ~$14M
*  Includes $8M loan previously extended.  If investors acquire the loan, it will be repaid within 60 business days of closing of the merger or converted in whole or in part into ITAC shares at $6.50

Ogo Products

Ogo – Mobile Messaging Solution
End-to-End solution
Mobile device with popular applications
Email, IM, SMS /Text
News, Contacts, Calendar
Voice, Games, more
Monthly service, Internet-enabling Ogo
Hosted servers
Strategic partnership with Microsoft
Customers
Cellular Operators
Mobile Virtual Network Operators (MVNOs)
Internet Service Providers (ISPs)

Ogo – End User Target Markets
Consumers - especially mobile youth and students
Emphasis on IM - e.g. AOL, MSN, Yahoo!
Email on multiple accounts
Always on - connected to friends and community
(never tethered to a PC)
Pro-Sumers - independent professionals, small and
medium enterprises (SME)
Emphasis on email - POP3, IMAP4, MSN Hotmail
Receiving up-to-date information and alerts (RSS
feeds)
Calendar and Contacts synchronized over the air (OTA)

Market Opportunity

Subscribers (M)
2,500
2,000
1,500
1,000
500
0
2,129
668
300
15
5
Mobile Subs
Email Subs
IM Users
Total Mobile Email Subs
Blackberry Subs

Mobile Email, IM - Still in Their Infancy
Source: Portio Research, Radicati Group, ComScore Media Metrix, Nomura Research, RIM, IXI Analysis
Mobile email, IM still in their
infancy; mobile email market
leader, RIM, has only 5M subs
Mobile subs represent
roughly 1/3 of the
world’s population
Email and IM are
extremely popular
desktop applications

250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
2007
2008
Data - Other
Data - SMS
Voice

Mobile Data - A Powerful Opportunity
Source: Gartner, RIM, Mobile Data Services, Western Europe, 2001 - 2008
$37B of non-SMS data
revenue will be added in
Europe alone
2005 - SMS revenues
account for over 50% of
total data revenues
Mobile Voice vs. Data Revenues in Western Europe 2001-2008 ($B)

Service Provider Options for
Deploying Mobile Data
Device
Price
Ergonomics
(Keyboard,
Screen, etc.)
Service
Price
Poor Form
Factor
Result
Too
Expensive
Mobile
Phone
Smartphone/
Blackberry
Enjoyable Form
Factor &
Inexpensive
Ogo
Device /
Category

–
–

Leading Mobile Data Devices
Target
Consumers
Corporations
Professionals
Young Adults
Young Adults/
Pro-Sumers
$200-350
$400-500
$200-250
$0** – $99
$40-50+
$40-50+
$30
$15–$18
Blackberry
Sidekick
Treo or
Smartphone
Ogo
Retail
Price*
Monthly
Data
Service*
Device
Type
* Based on publicly available information; prices may change periodically and by channel
** Fully subsidized by the service provider

Ogo Customers

ogo
ANCEL

24HS. CONECTADO
SMS, CHAT,
E-MAIL
ogo
$ 495
p/mes
ANCEL

ogo
SMS E-MAIL

Uruguay
ANCEL– The largest mobile operator
in Uruguay
Service launched in June 2006
Initial Latin American Ogo launch
Significant marketing investment –
Launch events, banners, vehicles,
point-of-sale
End-user price
Device: Free
Service: ~$20 per month, unlimited
email, IM, 300 SMS, voice priced on a
per minute basis

IXI mobile

msn Hotmail

swisscom

JEUDI 15.06
DJ Mathematic
THE BOUNCE

It's so easy!

swisscom

Switzerland
Swisscom Mobile– The largest
mobile operator in Switzerland
Partially owned by Vodafone
Service launched in November 2005
Significant marketing investment – TV,
newspapers, Internet and point-of-sale
End-user price
Device: ~$35
Service: ~$15 per month, unlimited
data

1&1 POCKET WEB
NEU
ab April 2006
E-Mails und Internet immer und überall!
Perfekt für Mail-Accounts von:
GMX
1&1
9,99€
Jetzt haben Sie immer und überall Zugang zum Internet und Zugriff auf Ihre E-Mails
E-Mail-Push-Dienst: Jede E-Mail, die in Ihren normalen E-Mail-Account eingeht, wird sofort automatisch auf Ihr 1&1 Pocket Web übertragen. Nie mehr eine wichtige Mail verpassen!
E-Mail-Komfort: E-Mail überall erstellen,

1&1 POCKET WEB
E-MAIL UND INTERNET IMMER UND ÜBERALL!
9,99

Germany
United Internet (1&1, GMX & WEB.DE)–
One of Europe’s largest Internet providers
(56 million email user accounts)
1&1– One of the world’s largest hosting
companies (5 million customer contracts)
Ogo sold in conjunction with Vodafone
Germany, the leading mobile operator in
Germany
Signed agreement to supply $18 million of
Ogo devices
End-user price
Device: ~$59 (only $1 with SMS plan)
Service: ~$12 per month, unlimited Web &
Email; voice priced on a per minute basis
* The agreement has two termination points in 2006 that are based on certain technology upgrades

IXI mobile

ogo
HER ZAMAN, HER YERDE ONLINE

e-kolay.net DOL DOĞAN ONLINE TELSIM vodafone avea

Turkey
Dogan group is the largest Media conglomerate
owning e-kolay.net and DOL, major ISPs and
Portal in Turkey
Ogo is being sold in conjunction with leading
operators Telsim (purchased by Vodafone) and
Avea
Service launched in August 2005
Significant marketing investment – newspapers,
events, Internet and point-of-sale
End-user price
Device: Free
Service: ~$15 per month, unlimited data

IXI mobile

DO IT MARDI GRAS STYL

flirt

AT&T Wireless

United States
AT&T Wireless* was the second-
largest mobile operator in the US
Service launched in September 2004
End-user price
Device: ~$79
Service: ~$18 per month, unlimited
data
* Acquired by Cingular Wireless. Cingular no longer sells Ogo but service for existing customers continues

Business Model

Business Model
IXI sells Ogo and
recurrent services to
Operators and ISPs
Operator and ISP
sell Ogo and
related service to
end-user
IXI Revenue Streams
Device – One-time sale
Services – Recurring revenues
Backend services
Gateways (IM, email, etc.)

End-to-End Architecture
user@ISP.com
Attachment
GW
OTA
IM GW
IXI Hosting
Other Email
Servers
SyncML GW
MS Exchange
Hotmail GW
* Some services have yet to be launched (e.g. Attachment GW and SyncML GW)

Compelling Investment Opportunity
Large and Growing Wireless Data Market
Rapidly growing markets worldwide for mobile e-mail, IM, RSS, and web browsing
Worldwide Ogo Product Launches
Inexpensive and easy-to-use device
Blue chip mobile operator and ISP customers
Addressing Sizeable, Underserved Demographic Markets
Mobile Youth and Pro-Sumers want affordable mobile connectivity
Exciting Business Model
Hardware profits and recurring service revenues
Veteran Management Team
SPAC Structure

www.ixi.com
“Mobile Data for the Masses”

Appendix

Industry Analysts
What Nomura thinks
Mobile email is a critical corporate application
In 2006 we will see alternatives to Blackberry mature, paving the way for less expensive solutions
The number of mobile email subscribers will more than double in 2006
What IDC thinks
The IM market in the US alone is expected to grow to roughly $1.8 billion by
2009
IM will account for 40% of the mobile messages sent in the US in 2009

The Missing Link: Mobile Data
Solution for the Mass Market
Challenge
IM and email are hugely popular on the PC
Users and service providers are looking for mobile IM and Email solutions
True mobile messaging requires a dedicated device
Solutions must not compromise quality or convenience
Must be priced for mass-market adoption, so that “everyone can afford it”
Solution
Dedicated terminal optimized for messaging
End-to-end delivery platform
Affordable device and service pricing

Israel Technology Acquisition Corp.
(ITAC)
ITAC was created for the purpose of raising capital through an IPO, and then consummating a business combination with an operating business, selected by its management team, that has operations or R&D facilities located in Israel
Stockholder approval of business combination is required (by majority vote)
Escrow of insiders’ shares
Insiders do not participate in a liquidating distribution for shares they held prior to the offering
Summary of IPO
Issuer:                   Israel Technology Acquisition Corporation
Initial Offering Amount:                                   $37.9M, including greenshoe
Units:                       6,318,000 Units, including greenshoe
Offering Date:                                 July 12, 2005
Price Per Unit:                               $6.00
Managing Underwriter:      EarlyBirdCapital, Inc.
OTC BB Symbol:
Units:                                     ISLTU.OB
Common Stock           ISLT.OB
Warrants:                            ISLTW.OB